April 10, 2008
VIA FACSIMILE (202)772-9368
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2007
Filed August 27, 2007
File No. 1-00044
Dear Mr. Donahue:
     I acknowledge receipt of the letter dated March 31, 2008 signed by H. Roger Schwall (the “Letter”). This correspondence is addressed to you pursuant to the instructions contained in the Letter.
     Archer-Daniels-Midland Company will respond to the Letter on or before April 22, 2008.
Sincerely,
D. J. Smith
Executive Vice President, General Counsel
& Secretary
cc:       Steve Mills